As filed with the Securities and Exchange Commission on January 14, 1998

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 14D-1
                             (Amendment No. 4)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------

                            TRIMAS CORPORATION

                      (Exact name of Subject Company)

                              MASCOTECH, INC.
                        MASCOTECH ACQUISITION, INC.

                                 (Bidders)

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                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                               ------------

                                 896215100
                   (CUSIP Number of Class of Securities)

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                           David B. Liner, Esq.
                              MascoTech, Inc.
                            21001 Van Born Road
                          Taylor, Michigan 48180
                              (313) 274-7405
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               ------------

                              With Copies to:

        David W. Ferguson, Esq.              Jerome M. Schwartz, Esq.
         Davis Polk & Wardwell                 Dickinson Wright PLLC
          450 Lexington Avenue            500 Woodward Avenue, Suite 4000
        New York, New York 10017              Detroit, Michigan 48226
             (212) 450-4000                       (313) 223-3628


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               This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on December 17, 1997 by MascoTech, Inc., a Delaware corporation ("Parent"), and MascoTech Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997 and Amendment No. 3, dated January 7, 1998, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of TriMas Corporation, a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

               The item of the Schedule 14D-1 set forth below is hereby amended and supplemented as follows:

Item 11.   Material to be Filed as Exhibits.

               Item 11 is hereby supplemented and amended by adding the following exhibit:

               (c)(11) Amendment No. 2 dated as of January 13, 1998 to the
                       Agreement and Plan of Merger dated as of December 10, 1997 as amended by Amendment No. 1 dated as of December 15, 1997 among the Company, Parent and Purchaser.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

January 14, 1998                   MASCOTECH, INC.


                                   By: /s/ David B. Liner
                                       ------------------------------------
                                       Name:  David B. Liner
                                       Title: Vice President and Corporate
                                              Counsel


                                   MASCOTECH ACQUISITION, INC.


                                   By: /s/ David B. Liner
                                       ------------------------------------
                                       Name:  David B. Liner
                                       Title: Secretary



                               EXHIBIT INDEX

Exhibit No.
-----------
(c)(11) Amendment No. 2 dated as of January 13, 1998 to the Agreement and Plan of Merger dated as of December 10, 1997 as amended by Amendment No. 1 dated as of December 15, 1997 among the Company, Parent and Purchaser.